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               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

_______________________________________________
                                               :
              In the Matter of                 :
                                               :
      PUBLIC SERVICE COMPANY OF OKLAHOMA       :   CERTIFICATE
                                               :
              File No. 40-397                  :       OF
                                               :
 (Public Utility Holding Company Act of 1935)  :   NOTIFICATION
                                               :
_______________________________________________:


          Public Service Company of Oklahoma (the "Company") hereby certifies that it has issued the securities described herein, which issue was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

          1.  Type of the security:

          The securities are Medium-Term Notes, Series A (A
Series of Senior Notes) (the "Notes").

          2.  Issue, renewal or quaranty:

          Issuance.

          3.  Principal amount of each security:

          $30,000,000 of the Notes were issued March 1, 1996.

          4.  Rate of interest per annum of each security:

          The rate of interest per annum of the Notes is as follows: 1) $10,000,000 at 5.89% due December 15, 2000; 2)
$6,000,000 at 5.91% due March 1, 2001; 3) $5,000,000 at 6.02% due
March 1, 2001; and 4) $9,000,000 at 6.02% due March 1, 2001.

          5.  Date of issue of each security:

          The Notes were issued on March 1, 1996.

          6.  If renewal of security, date of issue:

          Not applicable.

          7.  Date of maturities of each security:

          See number 4.


          8. Name of the person to whom each security was issued:

          The Notes are being offered, from time to time, on a continuous basis by the Company through Smith Barney Inc. ("Smith Barney") and Morgan Stanley & Co. Incorporated ("Morgan Stanley") (collectively the "Agents"), as agents. The Company also may sell the Notes to the Agents as principal for resale to investors or other purchasers. $15,000,000 of the Notes were sold to Morgan Stanley as principal. $9,000,000 of the Notes were sold to Smith Barney as principal and $6,000,000 were sold through Smith Barney as agent.

          9.  Collateral given with each security:

          The Notes were issued under an Indenture dated
February 1, 1996 as supplemented by a Supplemental Indenture dated February 1, 1996. The Notes are secured until the Release Date (as defined therein) by First Mortgage Bonds, Series X which are issued under and secured by an Indenture dated July 1, 1945, as supplemented.

          10.  Consideration received for each security:

          The Company received $29,827,000 as proceeds for the issuance of the Notes.

          11.  Application of proceeds of each security:

          The Company has applied the proceeds of $29,827,000 to reimburse the Company's treasury for the payment at maturity of principal and interest on the Company's First Mortgage Bonds, Series J, 5-1/4%, due March 1, 1996 and to repay short-term debt.

          12. Indicate by a check after the applicable statement below whether the issue of each security was exempt from the provisions of Section 6(a) because of

          a.  the provisions contained in the
first sentence of Section 6(b),

          b.  the provisions contained in the
fourth sentence of Section 6(b),

          c.  the provisions contained in any                X
rule of the Commission other than Rule 48.

          13. Exemption from the provisions of Section 6(a) because of the first sentence of Section 6(b):

          Not applicable.

          14. Exemption from the provisions of Section 6(a) because of the fourth sentence of Section 6(b):

          Not Applicable.

          15. Exemption from the provisions of Section 6(a) because of any rule of the Commission other than Rule 48:

          The issuance of the Notes was exempt from the provisions of Section 6(a) because the issuance met the criteria set forth in Rule 52.



                              PUBLIC SERVICE COMPANY OF OKLAHOMA



                              By: /s/SHIRLEY S. BRIONES
                                     Shirley S. Briones
                                           Treasurer


          Date:  March 6, 1996